

July 14, 2014

Via E-mail
Jeffrey W. Kip
Executive Vice President and Chief Financial Officer
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

      Re: IAC/InterActiveCorp
            Form 10-K
            Filed February 26, 2014
            File No. 000-20570

Dear Mr. Kip:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations for the Years Ended December 31, 2013, 2012 and 2011, page 24

Revenue, page 24

1. We note the portion of your revenues that are derived from your agreement with Google. Please revise your disclosure to discuss in greater detail the impact of such agreement on your results of operations, including your revenues, for the specified time periods.

<u>Financial Position, Liquidity and Capital Resources, page 32</u>

2. Please discuss your external sources of liquidity, including but not limited to each of your 4.75% Senior Notes due December 15, 2022 and your 4.875% Senior Notes due November 30, 2018. See Item 303(a)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director